
September 28, 2012

Via E-mail
Mr. Mark E. Ellis
Chairman, President and Chief Executive Officer
LinnCo, LLC
Linn Energy, LLC
600 Travis, Suite 5100
Houston, Texas 77002

> **Re:** **LinnCo, LLC**
> **Linn Energy, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 24, 2012**
> **Response letter dated September 27, 2012**
> **File No. 333-182305**

Dear Mr. Ellis:

We have reviewed your amended registration statement and your response letter dated September 27, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 24, 2012

Prospectus Cover Page

1.   We note your disclosure that you expect the LinnCo shares to be offered at a price that is directly related to the closing price of Linn Energy units prior to determination of the offering price of the LinnCo shares. It is our understanding, based on prior conversations with counsel, that you appear to believe that it is impracticable to state the price to the public, and are relying on Instruction 2 to Item 501(b)(3) of Regulation S-K. Please revise your filing to explain with more specificity the method by which the offering price is to be determined.

2.   We note that in your draft disclosure submitted with your letter dated September 27, 2012, you have added references to "Senior Book-Running Managers," "Junior Book-Running Managers," "Senior Co-Managers," and "Co-Managers." Please remove such references. You may disclose this information on the back cover of the document.

3.   We note the map you have included before the "Table of Contents." In a note to this map, you disclose that estimates of proved reserves for the 2012 acquisitions in the map were calculated as of the effective date of the acquisitions using forward strip oil and natural gas prices, and disclose that such estimates differ from those prepared in accordance with the rules and regulations of the SEC. Please revise this section to replace such estimates with reserves estimates calculated in accordance with Rules 4-10(a)(1)-(32) of Regulation S-X. In the alternative, please revise this section to disclose with equal prominence the reserves estimates prepared in accordance with such rules, and clearly identify which estimates were prepared in accordance with such rules. See e.g., Item 1202(b) of Regulation S-K.

Linn, page 3

4.   Please provide us with the DeGloyer and MacNaughton petroleum engineering reports you used as the basis for the proved reserves disclosed for the Green River Basin acquisition. You may furnish these materials on digital media such as flash drive or compact disk.

        If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

        If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

        Please direct these engineering items to:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

Risk Factors, page 30

Risk Inherent in an Investment in LinnCo, page 38

Our limited liability company agreement limits the fiduciary duties . . ., page 42

5.   You disclose under "Fiduciary Duties" on page 148 that when acting in their individual capacities or as officers or directors of LINN or any affiliate of LINN, your directors will

not be required to act in good faith and will not be obligated to take into account the interest of LinnCo or its shareholders. Accordingly, please revise this risk factor to disclose this situation.

Security Ownership of Certain Beneficial Owners and Management, page 136

6.   Please provide the security ownership as of the most recent practicable date. See Item 403 of Regulation S-K.

Lock-Up Agreements, page 176

7.   Please clarify in this section the parties that are subject to the lock-up agreements. From your "Form of Underwriting Agreement" it appears that LinnCo and LINN, and the officers and directors of each, will be subject to the lock-up agreement.

Exhibits

Exhibit 8.1

8.   We note that counsel has consented to the filing of the opinion as Exhibit 8.1 to the registration statement. Please also obtain from counsel and file a consent to the prospectus discussion of the opinion, and a consent to being named in the registration statement. Please refer to Staff Legal Bulletin No. 19, Section IV, available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
Kelly Rose
Baker Botts L.L.P.